Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-198626

Euronav NV

Frequently Asked Questions

Relating to Euronav’s U.S. Exchange Offer

Set forth below are a number of frequently asked questions relating to Euronav’s U.S. exchange offer (the “U.S. Exchange Offer”) which will enable shareholders to reposition their shares of Euronav that are listed and tradable on Euronext Brussels into shares that are listed and tradable on the New York Stock Exchange (the “NYSE”). In connection herewith, Euronav has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “F-4 Registration Statement” and related prospectus), which describes in detail, among other things, the U.S. Exchange Offer. This list of questions and answers is not intended as a substitute for the information contained in the F-4 Registration Statement and the related prospectus. Investors are advised to read the F-4 Registration Statement and related prospectus in their entirety and to consult with their advisors and financial intermediaries before participating in the U.S. Exchange Offer. If you have additional questions relating to the U.S. Exchange Offer, you may also contact Euronav’s Exchange Agent and Information Agent, KBC Securities, by telephone at +32 3 283 29 70.

This FAQ does not constitute an offer to sell or the solicitation of an offer to buy any securities covered by the F-4 Registration Statement or the related prospectus, nor will there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The following defined terms will also be used throughout these FAQ:

“European Shares”: Euronav shares tradable on Euronext Brussels with ISIN BE0003816338.

“Euronav Shares”: means both the European Shares and the U.S. Shares.

“U.S. Exchange Offer Period”: means the 60-day period commencing on January 23, 2015, one business day following the pricing of the U.S. IPO, which expires as 11:00 p.m (Belgium Time) on March 23, 2015.

“U.S. IPO”: the initial public offering of U.S. Shares in the United States.

“U.S. Shares”: Euronav shares tradable on NYSE with CUSIP B38564 124 and ISIN BE0380321811 (for the 90-day period commencing on January 28, 2015, the date of the closing of the U.S. IPO) and CUSIP B38564 108 and ISIN BE0003816338 (thereafter).

1	Does the U.S. Exchange Offer qualify as an exchange offer (“ruilbod/offre d’échange”) under Belgian law?

No, the contemplated procedure qualifies as an “exchange offer” under applicable U.S. laws, but does not qualify as a “ruilbod/offre d’échange” under Belgian law. Investors should be aware that Belgian legislation applicable to public offers under Belgian law does not apply to the U.S. Exchange Offer.

2	Why does Euronav want a secondary listing on NYSE?

By listing its shares on both Euronext Brussels and the NYSE, Euronav believes it will (1) expand its shareholder base, (2) make its shares available to the largest pool of capital (namely the United States)

and (3) increase its analyst coverage. In addition, it is expected that, thanks to a dual listing, the shares of Euronav will gain more international visibility, which in turn should enhance the daily volume of shares traded.

3	Why is Euronav conducting this U.S. Exchange Offer?

The U.S. Exchange Offer is being conducted within the framework of a larger transaction whereby Euronav seeks to obtain a balanced dual listing of its shares on both the Euronext Brussels and the NYSE. The U.S. Exchange Offer has been put in place in order to grant the holders of existing European Shares a seamless opportunity to reposition their shares into U.S. Shares that may be traded on the NYSE promptly following the sixth business day after the expiration of the U.S. Exchange Offer Period. Holders of existing European Shares that do not participate in the U.S. Exchange Offer will not be eligible to position their shares in the U.S. for trading on the NYSE until the expiration of the Dividend Difference Period (defined in question 6 below).

4	Is the launch of the U.S. Exchange Offer contingent upon the closing of the U.S IPO?

No, the launch of the U.S. Exchange Offer is not contingent upon the closing of the U.S IPO and Euronav may at its option complete the U.S. Exchange Offer whether or not the U.S. IPO closes.

5	How are the shares tradable on the NYSE distinguished from the shares tradable on Euronext Brussels?

The U.S. Shares, including the shares issued in the U.S. IPO and the European Shares that have been repositioned into U.S. Shares pursuant to the U.S. Exchange Offer, will have CUSIP B38564 124 and ISIN BE0380321811 for the 90-day period commencing on the date of the closing of the U.S. IPO and will have CUSIP B38564 108 and ISIN BE0003816338 thereafter. Only these shares, which are reflected in the U.S. component of Euronav’s share register maintained by Computershare, Euronav’s U.S. transfer agent and registrar, may be traded on the NYSE.

The European Shares will have ISIN BE0003816338. Only these shares, which are reflected in the Belgian component of Euronav’s share register maintained by Euroclear Belgium, may be traded on Euronext Brussels.

6	What are the characteristics of Euronav’s Shares (the U.S. Shares vs. the European Shares), including the Dividend Difference Period?

The U.S. Shares have identical voting and economic rights to those of the existing European Shares, save for a temporary difference in dividend entitlement for a period of 90 days commencing on January 28, 2015, the expected closing date of the U.S. IPO and ending on April 27, 2015 (the “Dividend Difference Period”). During the Dividend Difference Period, the U.S. Shares will be entitled to receive dividends based only upon the earnings of Euronav’s operations from and after the closing date of the U.S. IPO. The European Shares will be entitled to receive dividends based on the earnings of Euronav for all prior and future periods. This means that in the unlikely event that Euronav declares a dividend during the Dividend Difference Period, the holders of U.S. Shares will only be entitled to a dividend based on the earnings of Euronav resulting from the activities of Euronav from the closing date of the U.S. IPO. In view of Euronav’s covenants under its loan agreements, it is very unlikely that a dividend will be declared during this period.

Following the expiration of the Dividend Difference Period, the difference in dividend entitlement will automatically disappear and both U.S. Shares and European Shares will be entitled to identical voting and economic rights. It should be noted that the U.S. Shares will be denominated in and will receive dividends in U.S. Dollars. The European Shares will be denominated in and will receive dividends in Euros.

7	How do I participate in the U.S. Exchange Offer?

The U.S. Exchange Offer is voluntary. Holders of European Shares are eligible to participate in the U.S. Exchange Offer by tendering their European Shares during and prior to the expiration of the Exchange Offer Period. To tender your European Shares, you must contact your financial intermediary who may assist you in submitting to KBC Securities, Euronav’s Exchange Agent and Information Agent, a signed Letter of Transmittal, which contains certain representations to be made by you to Euronav, and a completed Exchange Form. The Letter of Transmittal and the Exchange Form may be found on Euronav’s website at www.euronav.com and have been filed as Exhibit 99.1 to the F-4 Registration Statement.

Once you submit these documents, your shares will be blocked and you will no longer be able to trade your shares (i) until you receive your U.S. Shares in connection with the U.S. Exchange Offer or (ii) you withdraw your participation in the U.S. Exchange Offer (see question 25). It is expected that the European Shares will be repositioned into U.S. Shares promptly following the sixth business day after the expiration of the U.S. Exchange Offer Period.

By participating in the U.S. Exchange Offer, a shareholder agrees that, the U.S. Shares resulting from a repositioning of European Shares (i) will be subject to the dividend limitation as described above, and (ii) may not be repositioned into European Shares until the expiration of the Dividend Difference Period.

8	What happens if I do not participate in the U.S. Exchange Offer?

Holders of European Shares who do not participate in the U.S. Exchange Offer will remain holders of their European Shares listed on Euronext Brussels. There will be no change to the status of those shares and they may keep trading their European Shares on Euronext Brussels normally. Holders may, after the expiration of the Dividend Difference Period, reposition their European Shares into U.S. Shares and sell those shares in the United States.

9	How can a retail investor participate in this U.S. Exchange Offer?

Retail investors who want to participate in the U.S. Exchange Offer to reposition their European Shares into U.S. Shares will need to submit to the Exchange Agent, through their financial intermediary, a signed Letter of Transmittal and a completed Exchange Form. Retail Investors should contact their financial intermediary, who may assist them in completing this process. Further questions relating to participating in the U.S. Exchange Offer may be directed to KBC Securities, who is acting as Euronav’s Exchange Agent and Information Agent (telephone number +32 3 283 29 70).

10	How can a professional investor participate in this U.S. Exchange Offer?

Professional investors who want to participate in the U.S. Exchange Offer to reposition their European Shares into U.S. Shares will need to complete and submit to the Exchange Agent, through their custodian or their financial intermediary, a signed Letter of Transmittal and a completed Exchange Form. Professional investors should contact their custodian or their financial intermediary, who may assist them in completing this process. Further questions relating to participating in the U.S. Exchange Offer may be directed to KBC Securities, who is acting as Euronav’s Exchange Agent and Information Agent (telephone number +32 2 429 37 12).

11	I do not have a U.S. securities account. Do I have to open a U.S. securities account to participate in this U.S. Exchange Offer?

To participate in the U.S. Exchange Offer, you will need to be able to take delivery of your shares in the United States. This means that you need a U.S. securities account or a direct account with Computershare, Euronav’s U.S. transfer agent. Please contact your financial intermediary as soon as possible to make the necessary arrangements.

12	What are the costs associated with participating in the U.S. Exchange Offer?

Investors must ask their financial intermediary about possible handling fees associated with the U.S. Exchange Offer and possible additional costs associated with holding and trading U.S. Shares through a U.S. securities account.

13	When will repositioned shares be listed on the NYSE?

All European Shares repositioned into U.S. Shares in the U.S. Exchange Offer are expected to be listed for trading on the NYSE following the sixth business day after the expiration of the U.S. Exchange Offer Period.

14	What, if any, are the income tax consequences of participating in the U.S. Exchange Offer?

The repositioning of European Shares into U.S. Shares in the U.S. Exchange Offer is not expected to have any U.S. or Belgian income tax consequences.

Shareholders should consult their tax advisor regarding the tax treatment of the shareholder’s investment in Euronav shares before participating in the U.S. Exchange Offer.

15	Does a tax on dividends exist for Belgian shareholders with respect to the shares listed on NYSE? Does this tax differ from that imposed on dividends paid on shares listed on Euronext Brussels?

Belgian shareholders that participate in the U.S. Exchange Offer are expected to be taxed in the same manner following the repositioning as before the repositioning in respect of any dividends received on their Euronav shares.

A Belgian shareholder that holds shares traded on the NYSE may be subject to Belgian withholding tax, which would be levied by Euronav, on the dividends received.

This Belgian withholding tax will be the final taxation on the dividend for Belgian individuals who hold these shares as part of their private estate and for legal entities subject to the legal entities income tax. However, for Belgian companies subject to Belgian corporate income tax, this Belgian withholding tax will not be the final tax imposed on the dividend.

Furthermore, Belgian shareholders that were not subject to U.S. withholding taxes on dividends paid on their Euronav shares prior to the repositioning will continue to not be subject to such taxes following the repositioning. Currently, we do not expect there to be any U.S. withholding taxes imposed on dividends paid on Euronav Shares.

Shareholders should consult their tax advisor regarding the tax treatment of their investment in Euronav Shares before participating in the U.S. Exchange Offer.

16	Are there any restrictions on the transferability of the U.S. Shares following the U.S. Exchange Offer?

Based on existing interpretations of the SEC staff with respect to similar transactions that did not involve Euronav, Euronav believes that the U.S. Shares may be offered for resale, resold and otherwise transferred by holders thereof if the following conditions are met.

(i)	The European Shares to be repositioned into U.S. Shares were acquired in the ordinary course of the holder’s business;

(ii)	such holder is not engaged in, has no arrangement with any person to participate in, and does not intend to engage in, any public distribution of the repositioned U.S. Shares;

(iii)	such holder is not Euronav’s “affiliate,” as defined in Rule 405 of the U.S. Securities Act of 1933, as amended; and

(iv)	if such holder is a broker-dealer that receives repositioned U.S. Shares for its own account pursuant to a repositioning of European Shares that were acquired as a result of market-making activities, that it will deliver a prospectus, as required by law, in any resale of such repositioned U.S. Shares.

Any holder who participates in the U.S. Exchange Offer with the intention of participating in any manner in a distribution of the repositioned U.S. Shares must comply with the registration and prospectus delivery requirements of the U.S. Securities Act of 1933, as amended, in connection with a secondary resale transaction.

17	Can I keep trading Euronav shares on Euronext Brussels during the U.S. Exchange Offer?

Yes, the listing and trading of European Shares on Euronext Brussels continues normally.

For the European Shares that are repositioned pursuant to the U.S. Exchange Offer, trading on Euronext Brussels will be blocked as from the date on which the European Shares are submitted in response to the U.S. Exchange Offer until such shares are repositioned into U.S. Shares. It is expected that promptly following the sixth business day after the expiration of the U.S. Exchange Offer Period, the repositioned U.S. Shares will be available for trading on NYSE. Shareholders will, however, have a right to withdraw at any time before the expiration of the U.S. Exchange Offer (the withdrawal right as described in the F-4 Registration Statement and the related prospectus). In that case, the relevant European Shares will not be repositioned into U.S. Shares and such shares will again become tradable on Euronext Brussels.

18	Can I choose where to trade my Euronav shares, on the NYSE or on Euronext Brussels? If not, what do I have to do to make that possible?

Following the expiration of the Dividend Difference Period, all Euronav shares (i.e. the U.S. Shares and the European Shares) will be listed on both the NYSE and on Euronext Brussels. However, only the U.S. Shares can be traded on the NYSE and only the European Shares can be traded on Euronext Brussels. To trade U.S. Shares on Euronext Brussels and/or European Shares on the NYSE a separate procedure for repositioning will need to be followed, which will be outlined on Euronav’s website.

This procedure for repositioning (from European Shares into U.S. Shares or vice versa) should normally be completed within three trading days, but this timing may take longer and is not guaranteed by Euronav. This timing should normally allow investors to buy and sell their shares on the listing of their choice and at the time of their choosing. In the framework of corporate events (including, but not limited to the payment of dividends or shareholders’ meetings), settlement institutions may suspend the repositioning of shares for a short period of time. In such case, Euronav will inform its shareholders about such event on its website.

19	How does trading of shares occur after the expiration of the U.S. Exchange Offer and before the expiration of the Dividend Difference Period?

During this period, no Euronav shares may be repositioned but European Shares may be traded on Euronext Brussels and U.S. Shares may be traded on the NYSE.

20	Which documents are available with respect to the U.S. Exchange Offer and where can I find these?

Following documents can be found on the website of Euronav at www.euronav.com:

•	a prospectus relating to the U.S. Exchange Offer;

•	this list of FAQs;

•	a press release; and

•	other applicable U.S. Exchange Offer materials.

21	What are the risks associated with this U.S. Exchange Offer?

The risks associated with the U.S. Exchange Offer are described in the prospectus relating to the U.S. Exchange Offer.

Investors are advised to inquire their financial intermediaries about the costs associated with the repositioning in the U.S. Exchange Offer of shares as well as the holding and trading of shares tradable on the NYSE.

22	Can you buy a share in the U.S. and immediately sell it in Europe?

Prior to the expiration of the Dividend Difference Period, the U.S. Shares may not be repositioned into European Shares, nor can the U.S. Shares be traded on Euronext Brussels.

Following the expiration of the Dividend Difference Period, the U.S. Shares may be traded in Europe after completing the procedure for repositioning into European Shares. To effect such a repositioning, investors may send a request to their financial intermediary. A repositioning from U.S. Shares into European Shares will, however, be subject to certain costs. Such repositioning should be completed within three trading days but this timing may take longer and is not guaranteed by Euronav. In the framework of corporate events (including, but not limited to the payment of dividends or shareholders’ meetings), settlement institutions may suspend the repositioning of shares for a short period of time. In such case, Euronav will inform its shareholders about such event on its website.

23	Can you buy a share in Europe and immediately sell it in the United States?

Prior to the expiration of the Dividend Difference Period, the European Shares may not be repositioned into U.S. Shares other than pursuant to the U.S. Exchange Offer. European Shares may not be traded on the NYSE.

Following the expiration of the Dividend Difference Period, the European Shares may be traded in the United States after completing the procedure for repositioning into U.S. Shares. To effect such a repositioning, investors may send a request to their financial intermediary. A repositioning from European Shares into U.S. Shares will, however, be subject to certain costs. Such repositioning should normally be completed within three trading days but this timing may take longer and is not guaranteed by Euronav. In the framework of corporate events (including, but not limited to the payment of dividends or shareholders’ meetings), settlement institutions may suspend the repositioning of shares for a short period of time. In such case, Euronav will inform its shareholders about such event on its website.

24	What is the deadline for participating in the U.S. Exchange Offer?

The U.S. Exchange Offer expires at 6:00 p.m., New York City time (11:00 p.m. Belgium time), on March 23, 2015, unless extended as described in the prospectus. All Letters of Transmittal, including the applicable Exchange Form, must be completed, signed and returned within the deadline.

To participate in the U.S. Exchange Offer you must submit a signed Letter of Transmittal and the completed Exchange Form during and prior to the expiration of the U.S. Exchange Offer Period to the Exchange Agent, through your financial intermediary or your custodian (as the case may be), as further specified in question 9 (for retail investors) and question 10 (for professional investors).

25	Once the U.S. Exchange Offer materials have been submitted, may I cancel my participation in the U.S. Exchange Offer?

Shareholders will have a right to withdraw their participation in the U.S. Exchange Offer at any time prior to the expiration of the Exchange Offer Period and should consult their financial intermediary to assist in this respect. If properly withdrawn, the relevant shares will not be repositioned into U.S. Shares, will remain European Shares and will again become tradable on Euronext Brussels.

Please be advised that the U.S. Exchange Offer is not being made to, nor will Euronav accept tenders for repositioning in the U.S. Exchange Offer from, holders of European Shares in any jurisdiction in which the U.S. Exchange Offer or the acceptance of it would not be in compliance with the securities or blue sky laws of such jurisdiction.

Euronav NV (“Euronav”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in such registration statement and other documents Euronav has filed with the SEC for more complete information about Euronav and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Euronav or KBC Securities, Euronav’s Exchange Agent and Information Agent, will arrange to send you the prospectus if you request it by calling KBC Securities at +32 3 283 29 70.